Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2022

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2022	December 31, 2021
CURRENT ASSETS
Cash and cash equivalents	4	4,895,161	4,160,654
Short-term investments	4	2,695,636	2,626,212
Trade accounts receivable	5	6,756,022	5,414,075
Inventories	6	16,317,038	16,861,488
Tax credits		1,993,141	2,083,885
Income and social contribution taxes recoverable		606,288	804,053
Dividends receivable		7,671	7,671
Fair value of derivatives	14	12,873	3,246
Other current assets		635,390	679,193
		33,919,220	32,640,477

NON-CURRENT ASSETS
Tax credits		126,661	124,600
Deferred income taxes		2,265,425	2,929,308
Related parties	16	-	2,678
Judicial deposits	15	1,693,228	1,659,379
Other non-current assets		504,135	571,637
Prepaid pension cost		4,942	4,942
Investments in associates and joint ventures	8	3,330,222	3,340,775
Goodwill	10	10,609,159	12,427,527
Leasing		857,025	861,744
Other Intangibles		449,436	509,760
Property, plant and equipment, net		17,779,976	18,741,786
		37,620,209	41,174,136

TOTAL ASSETS		71,539,429	73,814,613

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2022	December 31, 2021
CURRENT LIABILITIES
Trade accounts payable	11	8,069,238	8,017,140
Short-term debt	12	476,151	234,537
Debentures	13	1,608,041	1,531,956
Taxes payable		1,060,667	548,173
Income and social contribution taxes payable		707,393	863,136
Payroll and related liabilities		579,974	1,199,143
Leasing payable		266,723	275,086
Employee benefits		-	39
Environmental liabilities		239,662	231,711
Fair value of derivatives	14	2,338	-
Obligations with FIDC	17	45,881	45,497
Other current liabilities		889,611	1,090,396
		13,945,679	14,036,814

NON-CURRENT LIABILITIES
Long-term debt	12	9,285,275	10,875,249
Debentures	13	1,398,140	1,397,951
Related parties	16	21,231	24,648
Deferred income taxes		87,909	98,975
Provision for tax, civil and labor liabilities	15	1,747,107	1,741,026
Environmental liabilities		279,690	343,998
Employee benefits		1,192,983	1,415,151
Leasing payable		650,407	643,279
Other non-current liabilities		394,757	421,873
		15,057,499	16,962,150

EQUITY	18
Capital		19,249,181	19,249,181
Treasury stocks		(133,169)	(152,409)
Capital reserves		11,597	11,597
Retained earnings		20,443,675	17,838,494
Transactions with non-controlling interests without change of control		(2,870,825)	(2,870,825)
Other reserves		5,627,905	8,528,244
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		42,328,364	42,604,282

NON-CONTROLLING INTERESTS		207,887	211,367

EQUITY		42,536,251	42,815,649

TOTAL LIABILITIES AND EQUITY		71,539,429	73,814,613

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2022	March 31, 2021
NET SALES		20,330,491	16,342,984

Cost of sales	21	(15,149,489)	(12,546,075)

GROSS PROFIT		5,181,002	3,796,909

Selling expenses	21	(167,891)	(155,393)
General and administrative expenses	21	(326,416)	(314,095)
Other operating income	21	36,609	162,856
Other operating expenses	21	(18,970)	(76,313)
Impairment of financial assets	21	625	(5,036)
Equity in earnings of unconsolidated companies	8	308,568	148,959

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		5,013,527	3,557,887

Financial income	22	88,799	55,908
Financial expenses	22	(361,434)	(313,596)
Exchange variations, net	22	(241,789)	(11,869)
Gains on financial instruments, net	22	11,030	(1,159)

INCOME BEFORE TAXES		4,510,133	3,287,171

Current	7	(891,056)	(743,816)
Deferred	7	(678,692)	(72,819)
Income and social contribution taxes		(1,569,748)	(816,635)

NET INCOME		2,940,385	2,470,536

ATTRIBUTABLE TO:
Owners of the parent		2,924,918	2,451,339
Non-controlling interests		15,467	19,197
		2,940,385	2,470,536

Basic earnings per share - preferred and common - (R$)	19	1.71	1.44

Diluted earnings per share - preferred and common - (R$)	19	1.71	1.43

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2022	March 31, 2021
Net income for the period	2,940,385	2,470,536
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	(316,438)	155,573
Cumulative translation adjustment	(3,712,799)	1,930,298
Recycling of cumulative translation adjustment to net income	13,239	-
Unrealized Gains (Losses) on net investment hedge	1,115,178	(915,647)
Unrealized Gains (Losses) on financial instruments, net of tax	7,039	(2,241)
	(2,893,781)	1,167,983

Total comprehensive income for the period, net of tax	46,604	3,638,519

Total comprehensive income attributable to:
Owners of the parent	47,972	3,609,172
Non-controlling interests	(1,368)	29,347
	46,604	3,638,519

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company's interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company's interest	Non-controlling interests	Total Shareholder's Equity
Balance as of January 1, 2021	19,249,181	(229,309)	11,597	908,946	887,590	5,495,796	-	(2,870,825)	(8,872,114)	(14,034)	16,550,072	(417,904)	161,275	30,860,271	224,939	31,085,210
2021 Changes in Equity
Net income	-	-	-	-	-	-	2,451,339	-	-	-	-	-	-	2,451,339	19,197	2,470,536
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(915,647)	(2,241)	2,075,721	-	-	1,157,833	10,150	1,167,983
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	2,451,339	-	(915,647)	(2,241)	2,075,721	-	-	3,609,172	29,347	3,638,519
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(101,127)	(101,127)	(19)	(101,146)
Long term incentive plan exercised during the period	-	13,710	-	-	-	61,774	-	-	-	-	-	-	-	75,484	3	75,487
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,395)	(1,395)
Complementary dividends	-	-	-	-	-	-	(527)	-	-	-	-	-	-	(527)	-	(527)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,887)	(1,887)
Balance as of March 31, 2021 (Note 18)	19,249,181	(215,599)	11,597	908,946	887,590	5,557,570	2,450,812	(2,870,825)	(9,787,761)	(16,275)	18,625,793	(417,904)	60,148	34,443,273	250,988	34,694,261

Balance as of January 1, 2022	19,249,181	(152,409)	11,597	1,665,280	1,255,020	14,918,194	-	(2,870,825)	(9,567,216)	(12,127)	18,250,052	(165,547)	23,082	42,604,282	211,367	42,815,649
2022 Changes in Equity
Net income	-	-	-	-	-	-	2,924,918	-	-	-	-	-	-	2,924,918	15,467	2,940,385
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	1,115,178	7,039	(3,999,163)	-	-	(2,876,946)	(16,835)	(2,893,781)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	2,924,918	-	1,115,178	7,039	(3,999,163)	-	-	47,972	(1,368)	46,604
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	(23,393)	(23,393)	(16)	(23,409)
Long term incentive plan exercised during the period	-	19,240	-	-	-	21,818	-	-	-	-	-	-	-	41,058	10	41,068
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,660)	(1,660)
Dividend in excess of the minimum estatutory undistributed in 2021	-	-	-	-	-	-	(341,555)	-	-	-	-	-	-	(341,555)	-	(341,555)
Dividends/interest on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(446)	(446)
Balance as of March 31, 2022 (Note 18)	19,249,181	(133,169)	11,597	1,665,280	1,255,020	14,940,012	2,583,363	(2,870,825)	(8,452,038)	(5,088)	14,250,889	(165,547)	(311)	42,328,364	207,887	42,536,251

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended
	Note	March 31, 2022	March 31, 2021
Cash flows from operating activities
Net income for the period		2,940,385	2,470,536
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	21	658,811	648,831
Equity in earnings of unconsolidated companies	8	(308,568)	(148,959)
Exchange variation, net	22	241,789	11,869
Gains and losses on derivative financial instruments, net	22	(11,030)	1,159
Post-employment benefits		70,450	66,877
Long-term incentive plans		17,675	11,219
Income tax	7	1,569,748	816,635
Gains on disposal of property, plant and equipment		(4,358)	(339)
Impairment of financial assets		(625)	5,036
Provision of tax, civil, labor and environmental liabilities, net		8,129	35,136
Interest income on short-term investments		(58,407)	(36,453)
Interest expense on debt and debentures	22	246,053	214,230
Interest on loans with related parties	16	-	(1,497)
Provision (Reversal) for net realizable value adjustment in inventory, net	6	1,994	(5,293)
		5,372,046	4,088,987
Changes in assets and liabilities
Increase in trade accounts receivable		(1,901,646)	(1,174,561)
Increase in inventories		(810,492)	(2,356,978)
Increase in trade accounts payable		856,369	962,104
(Increase) Decrease in other receivables		(33,849)	4,471
Decrease in other payables		(701,973)	(51,269)
Dividends from associates and joint ventures		2,683	4,068
Purchases of short-term investments		(1,047,478)	(557,664)
Proceeds from maturities and sales of short-term investments		1,016,895	873,312
Cash provided by operating activities		2,752,555	1,792,470

Interest paid on loans and financing		(104,637)	(104,680)
Interest paid on lease liabilities		(19,131)	(16,151)
Income and social contribution taxes paid		(308,556)	(102,891)
Net cash provided by operating activities		2,320,231	1,568,748

Cash flows from investing activities
Purchases of property, plant and equipment	9	(592,857)	(435,129)
Proceeds from sales of property, plant and equipment, investments and other intangibles		13,267	663
Additions in other intangibles		(36,214)	(37,105)
Net cash used in investing activities		(615,804)	(471,571)

Cash flows from financing activities
Dividends and interest on capital paid		(340,583)	(441,188)
Proceeds from loans and financing		295,154	145,350
Repayment of loans and financing		(196,664)	(1,229,008)
Leasing payment		(71,687)	(66,302)
Intercompany loans, net		(738)	1,111
Net cash used by financing activities		(314,518)	(1,590,037)

Exchange variation on cash and cash equivalents		(655,402)	117,528

Increase (Decrease) in cash and cash equivalents		734,507	(375,332)
Cash and cash equivalents at beginning of period		4,160,654	4,617,204
Cash and cash equivalents at end of period		4,895,161	4,241,872

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on May 4, 2022.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2022 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2021.

2.2 – New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2022 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2023 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IAS 1 - Classification of liabilities as Current or Non-current. It clarifies aspects to be considered for the classification of liabilities as Current Liabilities or Non-current Liabilities. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

-Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies. It clarifies aspects to be considered in the disclosure of accounting policies. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

-Amendment to IAS 8 – Definition of Accounting Estimates. It clarifies aspects to be considered in the definition of accounting estimates. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

- Amendment to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction. It clarifies aspects to be considered when recognizing deferred tax assets and liabilities related to taxable temporary differences and deductible temporary differences. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2023. The Company does not expect material impacts on its Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

2.3 - Risks of international conflicts

The Russian invasion of Ukraine could have a material adverse effect on the overall macroeconomic environment, which might include demand for steel and iron ore and prices, as well as increasing energy costs. Both the conflict itself and the sanctions imposed (and further sanctions that may be imposed), as well as potential Russian responses to sanctions, have had and could have further destabilizing effects on financial markets and certain commodity markets. The conflict could escalate militarily both regionally and globally; any substantial escalation would have a material adverse effect on macroeconomic conditions. In addition, sanctions may remain in place beyond the duration of any military conflict and have a long-lasting impact on the region and globally, and could adversely impact the Group’s Company’s results of operations and financial condition.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2022, when compared to those existing on December 31, 2021, except for the sale of 100% of the interest held by the Company in the subsidiary Sizuca - Siderúrgica Zuliana C.A., located in Venezuela, which took place in March. The amounts involved in the transaction as well as the impacts on the financial statements are not considered material by the management of the Company.

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on March 31, 2022, when compared to those existing on December 31, 2021.

3.3 – Associate companies

The Company did not have material changes in interest in associate companies for the period ended on March 31, 2022, when compared to those existing on December 31, 2021.

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2022	December 31, 2021
Cash	12,095	14,667
Banks and immediately available investments	4,883,066	4,145,987
Cash and cash equivalents	4,895,161	4,160,654

Immediately available investments include investments with maturity up to 90 days, immediate liquidity and low risk of fair value variation.

Short-term investments

	March 31, 2022	December 31, 2021
Short-term investments	2,695,636	2,626,212

Short-term investments include Bank Deposit Certificates and marketable securities, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 5 – ACCOUNTS RECEIVABLE

	March 31, 2022	December 31, 2021
Trade accounts receivable - in Brazil	3,228,651	2,640,011
Trade accounts receivable - exports from Brazil	263,227	249,834
Trade accounts receivable - foreign subsidiaries	3,362,361	2,632,002
(-) Impairment of financial assets	(98,217)	(107,772)
	6,756,022	5,414,075

Accounts receivable by aging are as follows:

	March 31, 2022	December 31, 2021
Current	6,057,219	4,646,175
Past-due:
Up to 30 days	470,905	494,866
From 31 to 60 days	94,012	139,415
From 61 to 90 days	21,701	32,245
From 91 to 180 days	117,302	169,959
From 181 to 360 days	58,431	8,220
Above 360 days	34,669	30,967
(-) Impairment on financial assets	(98,217)	(107,772)
	6,756,022	5,414,075

NOTE 6 - INVENTORIES

	March 31, 2022	December 31, 2021
Finished products	7,184,476	7,209,379
Work in progress	3,808,106	3,453,948
Raw materials	3,278,255	3,994,655
Storeroom supplies	1,043,234	1,061,666
Imports in transit	1,008,336	1,145,215
(-) Allowance for adjustments to net realizable value	(5,369)	(3,375)
	16,317,038	16,861,488

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2021	(6,119)
Provision for the year	(6,331)
Reversal of adjustments to net realizable value	9,143
Exchange rate variation	(68)
Balance as of December 31, 2021	(3,375)
Reversal of adjustments to net realizable value	(12,813)
Exchange rate variation	10,819
Balance as of March 31, 2022	(5,369)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2022 and 2021. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	March 31, 2022	March 31, 2021
Income before income taxes	4,510,133	3,287,171
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(1,533,445)	(1,117,638)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(165,340)	317,503
- Equity in earnings of unconsolidated companies	104,913	50,646
- Deferred tax assets not recognized	2,547	(219,982)
- Interest on equity*	149	75,466
- Tax credits and incentives	11,347	24,059
- Other permanent differences, net	10,081	53,311
Income and social contribution taxes	(1,569,748)	(816,635)
Current	(891,056)	(743,816)
Deferred	(678,692)	(72,819)

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year. This expense is not recognized for the purpose of preparing the financial statements and therefore does not impact net income.

b) Tax Assets not booked:

Due to the lack of expectation to use tax losses, negative social contribution base and deferred exchange variation arising from some operations in Brazil, the Company did not recognize a portion of tax assets of R$ 255,311 (R$ 240,231 on December 31, 2021), which do not have an expiration date. The subsidiaries abroad had R$ 1,075,305 (R$ 1,256,438 as of December 31, 2021) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 819,834 (R$ 1,285,373 as of December 31, 2021), which expire at various dates between 2028 and 2040.

NOTE 8 – INVESTMENTS

	Investments in North America	Investments in South America	Investments in Special Steel	Others	Total
Balance as of January 01, 2021	908,339	976,045	231,152	156,093	2,271,629
Equity in earnings	279,948	268,291	28,831	(13,912)	563,158
Cumulative Translation Adjustment	173,934	52,278	710	(1,415)	225,507
Capital increase	-	-	-	27,500	27,500
Capital decrease	-	(141,095)	-	-	(141,095)
Results in operations with subsidiary and joint ventures	511,514	-	-	-	511,514
Dividends/Interest on equity	(2,460)	(84,186)	(9,025)	(21,767)	(117,438)
Balance as of December 31, 2021	1,871,275	1,071,333	251,668	146,499	3,340,775
Equity in earnings	207,381	101,846	1,331	(1,990)	308,568
Cumulative Translation Adjustment	(178,655)	(141,106)	7,027	(3,704)	(316,438)
Dividends/Interest on equity	(2,683)	-	-	-	(2,683)
Balance as of March 31, 2022	1,897,318	1,032,073	260,026	140,805	3,330,222

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on March 31, 2022, acquisitions amounted to R$ 592,857 (R$ 435,129 as of March 31, 2021), and disposals amounted to R$ 10,482 (R$ 324 as of March 31, 2021).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on March 31, 2022 amounted to R$ 7,927 (R$ 7,706 as of March 31, 2021).

c) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on March 31, 2022 and December 31, 2021.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2021	22,421,588	(10,318,069)	12,103,519
(+/-) Foreign exchange effect	1,469,190	(595,284)	873,906
Results in operations with subsidiary and joint ventures	(549,898)	-	(549,898)
Balance as of Dedember 31, 2021	23,340,880	(10,913,353)	12,427,527
(+/-) Foreign exchange effect	(3,442,053)	1,623,685	(1,818,368)
Balance as of March 31, 2022	19,898,827	(9,289,668)	10,609,159

The amounts of goodwill by segment are as follows:

	March 31, 2022	December 31, 2021
Brazil	373,135	373,135
Special Steels	3,490,732	4,111,619
North America	6,745,292	7,942,773
	10,609,159	12,427,527

NOTE 11 – TRADE ACCOUNTS PAYABLE

	March 31, 2022	December 31, 2021
Trade accounts payable - domestic market	5,458,383	5,230,270
Trade accounts payable - debtor risk	979,526	807,915
Trade accounts payable - intercompany	35,590	47,597
Trade accounts payable - imports	1,595,739	1,931,358
	8,069,238	8,017,140

The Company has contracts with financial institutions in order to allow its suppliers to receive in advance their receivables through an operation called "Trade accounts payable - debtor risk". In this operation, the suppliers transfer the right to receive their receivables to a financial institution, which in turn, becomes the holder of the rights to the suppliers' receivables. The Company constantly monitors the composition of the portfolio and the conditions established with its suppliers, which have not resulted in significant changes in relation to what had been practiced historically.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	March 31, 2022	December 31, 2021
Working capital	672,493	480,905
Financing of property, plant and equipment and others	96,108	102,232
Ten/Thirty Years Bonds	8,992,825	10,526,649
Total financing	9,761,426	11,109,786
Current	476,151	234,537
Non-current	9,285,275	10,875,249

Principal amount of the financing	9,544,536	10,952,983
Interest amount of the financing	216,890	156,803
Total financing	9,761,426	11,109,786

(*) Weighted average effective interest costs on March 31, 2022, which in a consolidated basis represents 5.67% p.a.

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	March 31, 2022	December 31, 2021
Brazilian Real (R$)	472,912	461,187
U.S. Dollar (US$)	9,000,300	10,535,532
Other currencies	288,214	113,067
	9,761,426	11,109,786

The amortization schedules of long-term loans and financing are as follows:

	March 31, 2022	December 31, 2021
2023(*)	938,305	1,115,211
2024	750,641	878,044
2025	409,758	405,788
2026	10,258	3,117,768
2027 on	7,176,313	5,358,438
	9,285,275	10,875,249

(*) For the period as of March 31, 2022, the amounts represents payments from April 1, 2023 to December 31, 2023.

a) Credit Lines

The Company maintains a Global Credit Line in the total amount of US$ 800 million (equivalent to R$ 3,790 million as of March 31, 2022) which aims to provide liquidity to subsidiaries in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction, which matures in October 2024. On March 31, 2022, the amount used in this line was US$ 60 million (R$ 284 million as of March 31, 2022).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 13 – DEBENTURES

		Quantity as of March 31, 2022
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2022	December 31, 2021
15th	November, 9, 2018	1,500,000	-	11/21/2022	1,553,401	1,513,958
16th - A	April, 25, 2019	600,000	-	05/06/2023	622,691	607,031
16th - B	April, 25, 2019	800,000	-	05/06/2026	830,089	808,918
Total Consolidated					3,006,181	2,929,907

Current					1,608,041	1,531,956
Non-current					1,398,140	1,397,951

Maturities of long-term amounts are as follows:

	March 31, 2022	December 31, 2021
2023*	599,498	599,390
2026	798,642	798,561
	1,398,140	1,397,951

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average notional interest rate was 2.57% and 0.52% for the three-month period ended on March 31, 2022 and March 31, 2021, respectively.

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, trade accounts payable, loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, obligations with FIDC, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

b) Fair value – the fair value of the aforementioned financial instruments is as follows:

	March 31, 2022		December 31, 2021
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	2,695,636	2,695,636	2,626,212	2,626,212
Trade accounts receivable	6,756,022	6,756,022	5,414,075	5,414,075
Related parties	-	-	2,678	2,678
Fair value of derivatives	12,873	12,873	3,246	3,246
Other current assets	635,390	635,390	679,193	679,193
Other non-current assets	504,135	504,135	571,637	571,637
Liabilities
Trade accounts payable	8,069,238	8,069,238	8,017,140	8,017,140
Loans and Financing	9,761,426	10,502,835	11,109,786	12,630,940
Debentures	3,006,181	2,990,952	2,929,907	2,911,424
Related parties	21,231	21,231	24,648	24,648
Fair value of derivatives	2,338	2,338	-	-
Obligations with FIDC (current liabilities)	45,881	45,881	45,497	45,497
Other current liabilities	889,611	889,611	1,090,396	1,090,396
Other non current liabilities	394,757	394,757	421,873	421,873

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding short-term investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Equity (Note 18). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	From 1.0 to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change	March 31, 2022	March 31, 2021
Foreign currency sensitivity analysis	5%	85,712	101,022
Interest rate sensitivity analysis	10 bps	48,256	79,584
Sensitivity analysis of changes in prices of products sold	1%	203,305	163,430
Sensitivity analysis of changes in raw material and commodity prices	1%	115,876	94,493
Sensitivity analysis of NDF (Non Deliverable Forwards)	5%	728	-
Commodity contracts	5%	18,862	-

Foreign currency sensitivity analysis: As of March 31, 2022, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable - imports (also including the variation between the Peruvian Nuevo Sol and the Dollar). In this analysis, if the Real/Peruvian Nuevo Sol appreciates against the Dollar, this would represent a gain of R$ 85,712 (R$ 101,022 as of March 31, 2021). If the Real/Peruvian Nuevo Sol depreciates against the Dollar, this would represent an expense of the same amount.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 48,256 as of March 31, 2022 (R$ 79,584 as of March 31, 2021) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the three-month period ended on March 31, 2022, totals R$ 203,205 (R$ 163,430 as of March 31, 2021) and the variation in the price of raw materials and other inputs totals R$ 115,876 as of March 31, 2022 (R$ 94,493 as of March 31, 2021). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Brazilian Real (Real), and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Real represents an income of R$ 728 (R$ 0 as of March 31, 2021) and a 5% decrease in the Dollar against the Real represents an expense of the same amount. Forward contracts in Dollar/Real were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 14.e.

Sensitivity analysis of commodity contracts: the Company has exposure to Commodity forward contracts (coal) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an income of R$ 18,862 (R$ 0 as of March 31, 2021), and a 5% decrease in the price of the commodity represents an expense of the same amount. Coal forward contracts were intended to cover liability positions and the mark to market effects of these contracts were recorded in the Consolidated Statement of Income. The commodity forward contracts to which the Company is exposed are presented in note 14.e.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2022 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,695,636	2,695,636
Trade accounts receivable	6,756,022	-	6,756,022
Fair value of derivatives	-	12,873	12,873
Other current assets	635,390	-	635,390
Other non-current assets	412,469	91,666	504,135
Total	7,803,881	2,800,175	10,604,056
Financial income (expenses) for the three-month period ended on March 31, 2022	(293,159)	82,351	(210,808)

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable	-	8,069,238	8,069,238
Loans and financing	-	9,761,426	9,761,426
Debentures	-	3,006,181	3,006,181
Related parties	-	21,231	21,231
Obligations with FIDC (current liabilities)	-	45,881	45,881
Other current liabilities	-	889,611	889,611
Other non-current liabilities	-	394,757	394,757
Fair value of derivatives	2,338	-	2,338
Total	2,338	22,188,325	22,190,663
Financial income (expenses) for the three-month period ended on March 31, 2022	(8,702)	(283,884)	(292,586)

December 31, 2021 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,626,212	2,626,212
Trade accounts receivable	5,414,075	-	5,414,075
Fair value of derivatives	-	3,246	3,246
Related parties	2,678	-	2,678
Other current assets	679,193	-	679,193
Other non-current assets	479,971	91,666	571,637
Total	6,575,917	2,721,124	9,297,041
Financial income (expenses) for the three-month period ended on March 31, 2021	189,725	37,297	227,022

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable	-	8,017,140	8,017,140
Loans and financing	-	11,109,786	11,109,786
Debentures	-	2,929,907	2,929,907
Related parties	-	24,648	24,648
Obligations with FIDC (current liabilities)	-	45,497	45,497
Other current liabilities	-	1,090,396	1,090,396
Other non-current liabilities	-	421,873	421,873
Total	-	23,639,247	23,639,247
Financial income (expenses) for the three-month period ended on March 31, 2021	(1,159)	(496,579)	(497,738)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Financial Risk Management Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include: interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Swap Contracts: The Company has contracted Pre x DI swap operation, through which it receives a fixed interest rate and pays a floating interest rate, both in local currency. The counterparties to these operations are always highly rated financial institutions with low credit risk.

Currency forward contracts: The Company contracted forward contract operations, through which it receives a fixed dollar amount and pays a fixed Argentine peso amount, both in local currency. Counterparties are always top-tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Swap of interest rate

Maturity in 2022	buyed in US$	R$ 22.6 million	R$ 9.9 million	12,873	3,246	2,338	-

Total fair value of financial instruments				12,873	3,246	2,338	-

Fair value of derivatives	March 31, 2022	December 31, 2021
Current assets	12,873	3,246
	12,873	2,619
Fair value of derivatives
Current liabilities	2,338	-
	2,338	-

Net Income	March 31, 2022	December 31, 2021
Gains on financial instruments	11,030	-
Losses on financial instruments	-	(1,159)
	11,030	(1,159)
Other comprehensive income
Gains (Losses) on financial instruments	7,039	(2,241)
	7,039	(2,241)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts on the amount of US$ 1.3 billion (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 1,115,178 for the three month period ended on March 31, 2022 (loss of R$ 915,647 for the three month period ended on March 31, 2021).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three-level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2022, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The accounting balances of financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2022 and December 31, 2021, are as follows:

	Fair Value Measurements at Reporting Date Using
	Balance per financial statements		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Current assets
Short-term investments	2,695,636	2,626,212	2,695,636	2,626,212
Trade accounts receivable	6,756,022	5,414,075	6,756,022	5,414,075
Fair value of derivatives	12,873	3,246	12,873	3,246
Other current assets	635,390	679,193	635,390	679,193

Non-current assets
Related parties	-	2,678	-	2,678
Other non-current assets	504,135	571,637	504,135	571,637
	10,604,056	9,297,041	10,604,056	9,297,041

Current liabilities
Trade accounts payable	8,069,238	8,017,140	8,069,238	8,017,140
Short-term debt	476,151	234,537	476,151	234,537
Debentures	1,608,041	1,531,956	1,608,041	1,531,956
Fair value of derivatives	2,338	-	2,338	-
Obligations with FIDC	45,881	45,497	45,881	45,497
Other current liabilities	889,611	1,090,396	889,611	1,090,396

Non-current liabilities
Long-term debt	9,285,275	10,875,249	9,285,275	10,875,249
Debentures	1,398,140	1,397,951	1,398,140	1,397,951
Related parties	21,231	24,648	21,231	24,648
Other non-current liabilities	394,757	421,873	394,757	421,873
	22,190,663	23,639,247	22,190,663	23,639,247

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2021	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March, 31, 2021
Related Parties, net	(111,499)	1,111	-	(1,497)	1	(111,884)
Leasing payable	856,474	(66,302)	(16,151)	16,151	84,681	874,853
Loans and Financing, Debentures and Fair value of derivatives	17,516,322	(1,083,658)	(104,680)	214,230	1,223,039	17,765,253

		Cash effects		Non-cash effects
	December 31, 2021	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2022
Related Parties, net	21,970	(738)	-	-	(1)	21,231
Leasing payable	918,365	(71,687)	(19,131)	19,131	70,452	917,130
Loans and Financing, Debentures and Fair value of derivatives	14,036,447	98,490	(104,637)	246,053	(1,519,281)	12,757,072

NOTE 15 – PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The balances of provisions are as follows:

I) Provisions

	March 31, 2022	December 31, 2021
a) Tax provisions	1,270,836	1,270,473
b) Labor provisions	441,386	435,803
c) Civil provisions	34,885	34,750
	1,747,107	1,741,026

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, tax uncertainties related to income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

The changes in the tax, civil and labor provisions are shown below:

	March 31, 2022	December 31, 2021
Balance at the beginning of the year	1,741,026	1,172,511
(+) Additions	33,798	801,412
(+) Monetary correction	28,847	42,435
(-) Reversal of accrued amounts	(54,516)	(276,251)
(+) Foreign exchange effect on provisions in foreign currency	(2,048)	919
Balance at the end of period	1,747,107	1,741,026

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 522,188.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 399,310; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 1,534,262, (iii) social security contributions in the total of R$ 126,937 and (iv) other taxes, whose updated total amount is currently R$ 694,376.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through "Prepayment of Exports Agreements "(PPE) or" Advance Export Receipt "(RAE), in the updated amount of R$ 1,385,570, of which: (i) R$ 1,001,675 correspond to seven lawsuits of the subsidiary Gerdau Aços Longos S.A. where, currently, four lawsuits are at the first instance of the Administrative Council for Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, and, finally, another 3 lawsuits that are in the Superior Chamber of Tax Appeals (CSRF) of the CARF, for judgment of Special Appeals filed by the Company; and (ii) R$ 383,895 correspond to two lawsuits of Gerdau S.A., which are in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of Special Resources and Appeal filed by the Company.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 479,834, of which: (i) R$ 25,534 corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 220,572 corresponds to a lawsuit in which the Company impugnation was rejected by the Federal Revenue Judgment Office (DRJ) and filed a Voluntary Appeal with the Administrative Tax Appeals Council (CARF), which is pending of judgment; (iii) R$ 80,939 correspond to a lawsuit in which the Company had its challenge partially provided and filed a Voluntary Appeal with the Administrative Council for Tax Appeals (CARF), which is pending of judgment; and (iv) R$ 152,789 correspond to a Notice of Infraction received by the Company on December 2, 2019, against which it presented an Objection on December 27, 2019, deemed partially valid by the Federal Revenue Judgment Office (DRJ), pending judgment by the Council Administrative Tax Appeals (CARF) the Voluntary Appeal filed.

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. are parties to administrative and judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,287,054. Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,058,037 correspond to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. One of the lawsuits is pending in the lower court, awaiting judgment in the Tax Enforcement Embargoes opposed by the Company and another is pending in the Federal Regional Court of the 4th Region, where the appeals filed by the Company and the National Treasury will be judged in view of the partial judgment rendered in the Tax Execution Embargoes opposed by the Company; and (ii) R$ 229,017 correspond to a lawsuit involving Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), pending in the first instance awaiting judgment in the Tax Enforcement Embargoes opposed by the Company.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,323,178, of which: (i) R$ 5,516,150 correspond to four lawsuits of Gerdau SA (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., whose administrative discussion has already ended and are currently in the process of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions in Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on April 8, 2021, in a judgment made at the Federal Regional Court of the 4th Region, the appeal filed by the National Treasury was dismissed, maintaining the sentence that dismissed the tax assessment, being pending of judgment the special and extraordinary appeals filed by the National Treasury; and also, in the Embargoes to Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor of Gerdau Comercial de Aços S.A.), the appeal filed by the National Treasury against the sentence that is pending of judgment by the Regional Federal Court of the 2nd Region that dismissed the tax assessment; (ii) R$ 328,017 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the insubstantiation of the tax assessment; (iii) R$ 303,918 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of analysis the embargoes of opposition filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$ 4,445 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., of which the administrative discussion ended with a decision to maintain the tax credit, and the Company filed a lawsuit for anticipation of guarantee to provide an opportunity to defend against the judicial collection to be carried out in Tax Enforcement; (v) R$ 84,887 correspond to a lawsuit of the subsidiary Gerdau Aços Longos S.A., whose administrative discussion ended, and which is pending at the lower court awaiting a decision in the Embargoes to Tax Enforcement filed by the Company; (vi) R$ 140,447 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is in the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (vii) R$ 180,168 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is at the Superior Chamber of Tax Appeals (CSRF) of CARF to judge the Special Appeals filed by the Company and the National Treasury; (viii) R$ 112,218 corresponds to a lawsuit filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), which is at the Superior Chamber of Tax Appeals (CSRF) of CARF for judgment of the Special Appeal filed by the Company; (ix) R$ 585,134 corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which is pending in the first instance of the Administrative Council for Tax Appeals (CARF) awaiting judgment of the Voluntary Appeal filed by the Company; (x) R$ 511,680 pending before the first instance of the Administrative Council for Tax Appeals (CARF), which awaits judgment of the Voluntary Appeal filed by the Company; (xi) R$ 147,290 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item "vii" above, and which is currently in the judicial collection phase, with the appeal of motions for clarification pending of judgment against the sentence that dismissed the Embargoes on Tax Enforcement filed by the Company; and (xii) R$ 408,824 corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and that it is currently in the judicial collection stage, having been issued a decision in the Embargoes to Tax Enforcement opposed by the Company acknowledging the non-substantiation of the credits object of the tax enforcement, and the deadline for filing an appeal by the National Treasury is in progress.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company's tax advisors confirm that the procedures adopted by the Company regarding the tax treatment of profits earned abroad and the goodwill amortization, which led to the aforementioned lawsuits, have complied with the strict legality and, therefore, these lawsuits are classified as possible loss (but not likely).

Brazilian federal authorities and the judiciary branch are investigating certain issues relating to CARF proceedings, as well as specific political contributions made by the Company, with the purpose of determining whether the Company engaged in any illegal conduct.  The Company previously disclosed that, in addition to its interactions with Brazilian authorities, the Company was providing information requested by the U.S. Securities and Exchange Commission (“SEC”).  The Company has since been informed by the SEC’s staff that it has closed its inquiry and therefore is not seeking any further information from the Company regarding these matters. The Company believes it is not possible at this time to predict the term or outcome of the proceedings in Brazil, and that there currently is not enough information to determine whether a provision for losses is required or any additional disclosures.

Neither the Company, its controlling shareholders, board members and executive officers are part of any ongoing criminal publicly disclosed investigations, procedures or legal actions associated to the investigations made by the Brazilian federal authorities and judiciary branch related to CARF proceedings and political contributions made by the Company

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE — Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Against both decisions, appeals were lodged with the Superior Court of Justice and the Federal Supreme Court, after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which was dismissed.

Currently, the Company awaits judgment of the Special Appeal by the Superior Court of Justice.

Regardless of the result of its resources, the Company will continue to seek all legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants, who consider it is possible to reverse its condemnation.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 464,278. For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of approximately R$ 577,225. For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2022	December 31, 2021
Tax	1,477,275	1,449,699
Labor	74,830	73,709
Civil	141,123	135,971
	1,693,228	1,659,379

The balance of tax judicial deposits as of March 31, 2022 includes the amount of R$ 1,384,257, which corresponds to judicial deposits made up to June 2017, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS and awaits termination of the lawsuits before the Brazilian courts in order to be returned to the Company.

The Company and its subsidiaries made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Seven of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is worth noting that the Company still has two lawsuits for repetition of undue payments, which are awaiting the respective final and unappealable decision.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

In these two lawsuits (eighth and ninth lawsuit for repetition of undue payment) the Company seeks the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuits.

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney's Office had opposed, alleging that the Supreme Court's decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice.

After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in the 2nd quarter of 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, in the amount of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuits.

The amounts recognized in the Company's results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393,3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line

Due to the economic moment strongly impacted by the pandemic caused by Covid-19, as well as the fact that the procedural legislation expressly provides the equivalence of cash and guarantee insurance, the subsidiary Gerdau Aços Longos S.A. requested the replacement of the amounts deposited by it over the years regarding the Inclusion of ICMS in the tax base of PIS and COFINS for a guarantee insurance presented by the Company, in the amount of R$ 1.7 billion, which complies with all the requirements established by the PGFN (Attorney General of the National Treasury) and can be converted into income at any time, ensuring that the Public Treasury receives all the amounts that may eventually be due at the end of the process.

In the lower court decision, therefore, there was a decision to release the funds deposited by the Company. The Public Treasury appealed to the Court and obtained a decision reversing the release of the amounts. The Company, then, filed a complaint to settle divergence between the decision handed down by Federal Judge Ferreira Neves, member of the 4th Specialized Panel of the Federal Regional Court of the 2nd Region, in the case files of process nº 50003743-37.2020.4.02.0000, and the jurisprudence of the Supreme Court (Theme nº 69). With an initially favorable injunction, the decision was later suspended to await the statement by the National Treasury regarding the fine for bad faith litigation applied to the Company. After the manifestation, which did not bring any additional element in relation to the fine for bad faith litigation applied, the Minister understood that the Complaint was not applicable due to the lack of exhaustion of ordinary channels.

Regarding the fine for bad faith litigation, applied due to the allegation of alleged attempt to mislead the Judiciary, the Company informs that it has always manifested itself in the file with procedural good faith and is confident that this will be clarified during the process.

IV) Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or greater than to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobras the possibility of anticipating this return through the conversion of those loans in shares of its own issuance.

Prior to the conversion of the credits into shares, those credits were monetary corrected through an indexer and quantifier, called Standard Unit (SU). However, the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of the following year, resulting in a lack of monthly monetary correction during the years of collection, as well as interest. This procedure imputed to taxpayers’ considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels. In order to claim the appropriate interest and monetary correction subtracted by the methodology applied by Eletrobras, the Company (understood to be legally entities existing at the time and that later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, default interest and other accessory amounts owed by Eletrobras due to the compulsory loans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company maintain lawsuits pending before the Judiciary, dealing with the subject, with final and unappealable decisions on the merits, favorable to the Company. Regarding one of these processes, involving Gerdau S.A. and its subsidiary Seiva SA – Florestas e Indústrias, on November 25, 2020 a decision was issued that ratified the expert report prepared by the court expert appointed by the Court, establishing the amount to be received in favor of the companies. This decision was maintained by the Court of Justice of the State of Rio de Janeiro in judgment on August 10, 2021, and on September 10, 2021 Eletrobras made the judicial deposit/payment of the amount of the sentence determined by the Judiciary Branch of the State of Rio January, duly increased by interests and loss charges. Thus, considering the current procedural stage, the Company concludes that said asset, until then treated as contingent, due to uncertainties as to the term, form and amount that would be effectively paid and currently defined, fulfilled the accounting characteristics related to the entry of economic benefits, pursuant to paragraph 35 of IAS 37, which implied the recognition by the Company, in the 3rd quarter of 2021, of gain in the statement of income in the amount of R$ 1,391,280, net of fees and related expenses. The Company clarifies that on December 21, 2021 the entire amount was deposited in the Company's account, after the presentation of a guarantee insurance. The Company reinforces that the decision that fixed the amount due in favor of Gerdau was maintained in all instances of the Judiciary Branch of the State of Rio de Janeiro, having been rejected the request for suspension by the Superior Court of Justice – STJ; and that it takes care of definitive execution, based on a final judicial enforcement order, no longer subject to deconstitution of any nature before the Judiciary, leaving only appeals and measures with remote possibilities of acceptance, in view of its only delaying nature.

The other lawsuits pending before the Judiciary, dealing with this subject, with final and unappealable decisions on the merits, favorable to the Company, total approximately R$ 73 million.

V) Other contingent assets

The Company's management believes that the realization of certain contingent assets of a tax nature is probable. However, such assets were not recognized in the financial statements, due to the fact that they have not yet become final and/or that there are uncertainties regarding the term, form and amount that will be effectively realized, and it is not yet practicable to determine with certainty that the amount of the gain in the form of proceeds from these decisions has reached the level of virtually certain and that the Company has control over such assets, which implies that such gains are not recognized until such conditions are demonstrably present. The Company estimates that such contingent assets amount to approximately R$ 750 million.

NOTE 16 - RELATED-PARTY TRANSACTIONS

a)	Intercompany loans

	Maturity	March 31, 2022	December 31, 2021
Assets
Others
Fundação Gerdau	December 31, 2022	-	2,678
		-	2,678
Liabilities
Joint venture
Bradley Steel Processors Inc.		(21,231)	(24,648)
		(21,231)	(24,648)

		For the three-month period ended
		March 31, 2022	March 31, 2021
Net financial income (loss)		-	1,497

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b)	Operations with related parties

During the three-month period ended on March 31, 2022, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 299,247 (R$ 189,493 as of March 31, 2021) and purchases in the amount of R$ 76,258 as of March 31, 2022 (R$ 59,645 as of March 31, 2021). The net balance totals R$ 222,989 as of March 31, 2022 (R$ 189,493 as of March 31, 2021).

Additionally , the Company recorded revenues of R$ 225 in the three-month period ended on March 31, 2022 (R$ 147 on March 31, 2021), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2022	Balance as of December 31, 2021
Gerdau Corsa S.A.P.I. de C.V.	Joint-venture	Financing Agreements	4,904,073	Oct/24	1,404,490	2,157,290

c)	Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Euribor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)	Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 8,262 for the three-month period ended on March 31, 2022 (R$ 8,634 for the three-month period ended on March 31, 2021).

The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 460 for the three-month period ended on March 31, 2022 (R$ 481 on March 31, 2021).

The cost of social charges, related to the management of the Company, totaled R$ 5,259 for the three-month period ended on March 31, 2022 (R$ 3,872 on March 31 ,2021).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 3,963 during the three-month period ended on March 31, 2022 (R$ 4,649 for the three-month period ended on March 31, 2021).

e) Other information from related parties

The Company has contracted a convertible loan into equity interest with the company Brasil ao Cubo Construção modular Ltda., which is presented in the line of Other non-current assets, in the amount of R$ 91,666 on March 31, 2022. Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 35,457 (R$ 33,068 on March 31, 2021). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

NOTE 17 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobrás mentioned in Note 15 iv, were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”). On July 14, 2015, the single quota of that FIDC was sold in the acquisition of minority interests’ transaction in subsidiaries of Gerdau S.A.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credit’s rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 45,881 as of March 31, 2022 recognized in the account “Obligations with FIDC” in the Current liabilities (R$ 45,497 as of December 31, 2021 in the Current liabilities).

NOTE 18 – EQUITY

a) Capital – The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2022		December 31, 2021
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,133,816,901	571,929,945	1,129,231,487
Exercise of stock option	-	2,082,494	-	4,585,414
Balance at the end of the period	571,929,945	1,135,899,395	571,929,945	1,133,816,901

On March 31, 2022, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2022						December 31, 2021
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	557,898,901	97.3	0	0.0	557,898,901	32.4	557,898,901	97.3	0	0.0	557,898,901	32.4
Brazilian institutional investors	4,580,629	0.8	186,830,016	16.3	191,410,645	11.1	4,363,438	0.8	232,421,779	20.3	236,785,217	13.8
Foreign institutional investors	1,609,569	0.3	552,934,116	48.2	554,543,685	32.2	1,895,038	0.3	490,810,572	42.8	492,705,610	28.7
Other shareholders	7,840,846	1.4	396,135,263	34.6	403,976,109	23.5	7,772,568	1.4	410,584,550	35.8	418,357,118	24.3
Treasury stock	1,697,538	0.2	10,131,850	0.9	11,829,388	0.8	1,697,538	0.2	12,214,344	1.1	13,911,882	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	March 31, 2022				December 31, 2021
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	12,214,344	151,852	1,697,538	557	16,799,758	228,752
Exercise of stock option	-	-	(2,082,494)	(19,240)	-	-	(4,585,414)	(76,900)
Balance at the end of the period	1,697,538	557	10,131,850	132,612	1,697,538	557	12,214,344	151,852

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 13.09.

c) Capital reserves - consists of premium on issuance of shares.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

NOTE 19 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2022			March 31, 2021
	Common	Preferred	Total	Common	Preferred	Total

	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	980,137	1,944,781	2,924,918	823,259	1,628,080	2,451,339

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,134,819,792		571,929,945	1,131,050,773

Earnings per share (in R$) – Basic	1.71	1.71		1.44	1.44

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	March 31, 2022	March 31, 2021
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	1,944,781	1,628,080
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	4,764	4,918
	1,949,545	1,632,998

Net income allocated to common shareholders	980,137	823,259
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(4,764)	(4,918)

	975,373	818,341

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,134,819,792	1,131,050,773
Potential increase in number of preferred shares outstanding due to the long term incentive plan	8,335,276	10,233,890
Total	1,143,155,068	1,141,284,663

Earnings per share – Diluted (Common and Preferred Shares) - in R$	1.71	1.43

NOTE 20 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2021	12,469,334
Granted	2,228,196
Forfeited	(1,755,522)
Exercised	(4,407,441)
Balance on December 31, 2021	8,534,567
Granted	3,282,684
Forfeited	(889,892)
Exercised	(1,657,707)
Quantity on March 31, 2022	9,269,652

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the 3-year grace period for exercising each grant. The costs with long-term incentive plans recognized in the income statement in the three-month period ended on March 31, 2022 was R$ 17,675 (R$ 11,219 on March 31, 2021).

As of March 31, 2022 the Company has a total of 10,131,850 preferred shares in treasury and, according to note 18, these shares may be used for serving this plan.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2022	March 31, 2021
Depreciation and amortization	(658,811)	(648,831)
Labor expenses	(1,733,735)	(1,690,936)
Raw material and consumption material	(11,587,586)	(9,449,328)
Freight	(1,169,357)	(756,980)
Other expenses/income	(476,043)	(387,981)
	(15,625,532)	(12,934,056)

Classified as:
Cost of sales	(15,149,489)	(12,546,075)
Selling expenses	(167,891)	(155,393)
General and administrative expenses	(326,416)	(314,095)
Other operating income	36,609	162,856
Other operating expenses	(18,970)	(76,313)
Impairment of financial assets	625	(5,036)
	(15,625,532)	(12,934,056)

NOTE 22 – FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2022	March 31, 2021
Income from short-term investments	62,619	37,297
Interest income and other financial incomes	26,180	18,611
Financial income total	88,799	55,908

Interest on debts	(246,053)	(214,230)
Monetary variation and other financial expenses	(115,381)	(99,366)
Financial expenses total	(361,434)	(313,596)

Exchange variations, net	(241,789)	(11,869)
Gains and Losses on derivatives, net	11,030	(1,159)
Financial result, net	(503,394)	(270,716)

NOTE 23 – SEGMENT REPORTING

Information by business segment:	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Net sales	8,021,815	6,883,182	8,222,166	5,887,954	1,752,885	1,448,901	3,218,760	2,430,120	(885,135)	(307,173)	20,330,491	16,342,984
Cost of sales	(6,226,478)	(4,486,043)	(5,855,685)	(5,152,474)	(1,404,669)	(1,062,102)	(2,601,040)	(2,144,772)	938,383	299,316	(15,149,489)	(12,546,075)
Gross profit	1,795,337	2,397,139	2,366,481	735,480	348,216	386,799	617,720	285,348	53,248	(7,857)	5,181,002	3,796,909
Selling, general and administrative expenses	(181,123)	(170,249)	(150,329)	(154,471)	(36,342)	(35,464)	(60,664)	(58,557)	(65,849)	(50,747)	(494,307)	(469,488)
Other operating income (expenses)	5,496	726	2,027	7,139	5,418	2,628	2,616	43,897	2,082	32,153	17,639	86,543
Impairment of financial assets	(3,954)	(1,374)	482	(3,576)	(350)	(388)	4,447	302	-	-	625	(5,036)
Equity in earnings of unconsolidated companies	-	(1,290)	207,381	23,315	101,846	112,341	1,331	9,546	(1,990)	5,047	308,568	148,959
Operational income (Loss) before financial income (expenses) and taxes	1,615,756	2,224,952	2,426,042	607,887	418,788	465,916	565,450	280,536	(12,509)	(21,404)	5,013,527	3,557,887
Finacial result, net	(150,140)	(102,918)	(16,367)	(50,881)	(93,486)	(36,952)	(59,315)	(56,253)	(184,086)	(23,712)	(503,394)	(270,716)
Income (Loss) before taxes	1,465,616	2,122,034	2,409,675	557,006	325,302	428,964	506,135	224,283	(196,595)	(45,116)	4,510,133	3,287,171
Income and social contribution taxes	(367,742)	(534,931)	(514,790)	(141,253)	(79,613)	(98,670)	(124,656)	(56,968)	(482,947)	15,187	(1,569,748)	(816,635)
Net income (Loss)	1,097,874	1,587,103	1,894,885	415,753	245,689	330,294	381,479	167,315	(679,542)	(29,929)	2,940,385	2,470,536

Supplemental information:
Net sales between segments	461,573	224,477	22,136	16,515	-	16,297	401,426	49,884	-	-	885,135	307,173

Depreciation/amortization	332,210	309,677	152,493	169,105	48,367	52,522	125,741	117,527	-	-	658,811	648,831

	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Investments in associates and jointly-controlled entities	-	-	1,897,318	1,871,274	1,032,073	1,071,333	260,026	251,668	140,805	146,500	3,330,222	3,340,775
Total assets	25,448,026	24,835,717	20,920,747	22,096,314	6,733,247	7,113,706	12,833,628	13,658,147	5,603,781	6,110,729	71,539,429	73,814,613
Total liabilities	7,924,283	8,105,443	4,317,929	4,603,424	2,286,282	2,376,176	2,562,045	2,801,071	11,912,639	13,112,850	29,003,178	30,998,964

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The column of eliminations and adjustments includes the elimination of sales between segments, corporate expenses, gains and losses on assets held for sale and sales of interest in subsidiaries, reversal of contingent liabilities, net, reversal of monetary update of contingent liabilities, net in the context of the Condensed Consolidated Interim Financial Statements.

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:
	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Net sales	8,557,536	7,620,435	1,879,394	1,837,940	9,893,561	6,884,609	20,330,491	16,342,984

	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Total assets	33,184,845	31,740,469	8,653,346	8,959,237	29,701,238	33,114,907	71,539,429	73,814,613

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

NOTE 24 – IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2021, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate using the analysis of the scenario described above, given its potential impacts on cash flows, where an increase of 0.5% in the cash flow discount rate for each segment would result in an recoverable amount exceeding the carrying amount as shown below: a) North America: R$ 4,337 million; b) Special Steels: R$ 3,301 million; c) South America: R$ 2,057 million; and d) Brazil: R$ 7,582 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount exceeding the book value as shown below: a) North America: R$ 4,679 million; b) Special Steels: R$ 3,545 million; c) South America: R$ 2,135 million; and d) Brazil: R$ 7,962 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on March 31, 2022.

The Company will maintain over 2022 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 25 - SUBSEQUENT EVENTS

I) On April 11, 2022, the Company informed that its subsidiaries, Gerdau Holdings Inc. and GTL Trade Finance Inc., were authorized to negotiate all conditions, to execute all documents and any amendments and to practice all acts required for the redemption of 100% of the Bonds they issued jointly, with principal amount of US$ 158,759 thousand (equivalent to R$ 752,168 as of March 31, 2022), interest of 5.893% and maturity in 2024. The Right of Redemption, also known as “Make-Whole”, has its conditions established in item 3.1. and following from Indenture. The Company also emphasizes that its bondholders were notified of this redemption on April 8, 2022, and that the settlement of the transaction is scheduled for May 10, 2022.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2022

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

II) On May 2, 2022, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of interest on equity, which will be calculated and credited on the shareholding interest owned on May 16, 2022, in the amount of R$ 973.5 million (R$ 0.57 per common and preferred share), with payment on May 25, 2022, which was submitted and approved by the Board of Directors on May 4, 2022.

III) On May 4, 2022, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and pursuant to CVM Resolution No. 77, of March 29, 2022, approved the Share Buyback Program issued by the Company, which aims to: (i) maximize the generation of long-term value for its shareholders through an efficient management of the capital structure and meet the long-term incentive plan of the Company and its subsidiaries; (ii) holding in treasury; (iii) cancellation; or (iv) subsequent sale in the market. The quantity of shares to be acquired will be up to 55,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB). The acquisition will start on May 6, 2022, with a maximum duration period of 18 months. Other information on the Share Buyback Program, required under the terms of Annex G of CVM Resolution No. 80, of March 29, 2022, is attached to the minutes of the Board of Directors' Meeting, available on the Company's investor relations websites (https://ri.gerdau.com/), CVM (https://www.gov.br/cvm/pt-br) and B3 (https://www.b3.com.br/pt_br/).

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